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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                December 20, 2004

                         Commission File Number: 0-22346

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
                      will file annual reports under cover
                            Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

             Indicate by check mark if the registrant is submitting
                       the Form 6-K in paper as permitted
                     by Regulation S-T Rule 101(b)(1): ____

             Indicate by check mark if the registrant is submitting
                       the Form 6-K in paper as permitted
                     by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

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                                  EXHIBIT LIST

Exhibit              Description
-------              -----------
99.1                 Press Release, dated December 17, 2004, regarding Hollinger
                     International Declares Dividends.





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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 20, 2004

                                       HOLLINGER INC.

                                       By       /s/ Peter G. White
                                       --------------------------------
                                       Name:    Peter G. White
                                       Title:   Vice President, Operations and
                                                Secretary